

April 15, 2022

Sidney Chan
Chief Executive and Chief Financial Officer
ALR Technologies, Inc.
7400 Beaufont Springs Dr , Suite 300
Richmond , Virginia 23225

> **Re: ALR Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 22, 2022**
> **File No. 000-30414**

Dear Mr. Chan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 9A. Controls and Procedures, page F-32

1. We note your conclusions that disclosure controls and procedures were effective but internal controls over financial reporting were ineffective. Please tell us how management was able to conclude that disclosure controls and procedures were effective given the substantial overlap with internal controls over financial reporting. Please refer to SEC Release No. 33-8238. Alternatively, please confirm that you will revise future filings to disclose consistent conclusions for both disclosure controls and procedures and internal controls over financial reporting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief, at

(202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven Brassard